AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

2 October 2002

02055494

02 OCT 22 AM 9:10

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 13 September 2002, Re: Amsteel Corporation Berhad -

   i) Proposed disposal of 100% equity interest in Optima Jaya Sdn Bhd ("OJSB"), a wholly-owned subsidiary of Amsteel to SCB Developments Berhad ("SCB") for a consideration of RM150,000 to be settled pursuant to proposal (iii) below;

   ii) Proposed assumption of certain liabilities of OJSB by Amsteel amounting to RM112,681,542 and waiver by Amsteel of RM87,244,640 owing by OJSB to Amsteel;

   iii) Proposed settlement by SCB of the consideration for the Proposed Disposal of RM150,000 and the net aggregate amount of RM113,850,000 owing by OJSB to Amsteel via a cash payment of RM10,000,500 and the balance of RM103,999,500 by an issue of 23,111,000 new ordinary shares of RM1.00 each in SCB valued at RM4.50 per SCB share; and

b) General Announcement dated 1 October 2002, Re: Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note 4/2001 issued by the Kuala Lumpur Stock Exchange.

Please contact the undersigned for any query.

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Reference No MM-020912-63430

	Submitting Merchant Bank (if applicable)	: **RHB Sakura Merchant Bankers Berhad**
	Submitting Secretarial Firm Name (if applicable)	: **Not applicable**
*	Company name	: **Amsteel Corporation Berhad**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **Mr Kenneth Chow**
*	Designation	: **General Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Amsteel Corporation Berhad ("Amsteel")

(i) Proposed disposal of 100% equity interest in Optima Jaya Sdn Bhd ("OJSB"), a wholly-owned subsidiary of Amsteel to SCB Developments Berhad ("SCB") for a consideration of RM150,000 to be settled pursuant to proposal (iii) below ("Proposed Disposal");

(ii) Proposed assumption of certain liabilities of OJSB by Amsteel amounting to RM112,681,542 and waiver by Amsteel of RM87,244,640 owing by OJSB to Amsteel; and

(iii) Proposed settlement by SCB of the consideration for the Proposed Disposal of RM150,000 and the net aggregate amount of RM113,850,000 owing by OJSB to Amsteel via a cash payment of RM10,000,500 and the balance of RM103,999,500 by an issue of 23,111,000 new ordinary shares of RM1.00 each in SCB valued at RM4.50 per SCB share

collectively referred to as the "Proposals"

* **Contents :-**

1. The Proposals were approved at the extraordinary general meeting of Amsteel held on 29 July 2002. Following receipt of Amsteel shareholders' approval for the Proposals, the only remaining condition precedent to the completion of the Proposals not yet satisfied, is the discharge of the charge over the two pieces of freehold land held under Geran HSD 98385 Lot PT 79 Seksyen 67 and Geran HSD 98386 Lot PT 78 Seksyen 67 Daerah Kuala Lumpur ("Lands").

2. OJSB is the owner of the Novotel Century Kuala Lumpur Hotel, which is built on the Lands. The Lands are currently charged to Pancaran Abadi Sdn Bhd ("PASB") as security for the amount owed by OJSB to PASB ("Outstanding Amount") for the construction of the Novotel Century Kuala Lumpur Hotel ("PASB Charge"). It is therefore necessary that Amsteel and the relevant parties reached an agreement on the terms of settlement of the Outstanding Amount and the discharge of PASB Charge, in order for the Proposals to proceed to completion.

3. On 12 September 2002, OJSB and Amsteel of the one part and PASB, Takenaka (Malaysia) Sdn Bhd and Itochu Corporation (collectively referred to as the "Itochu Group") of the other part entered into the Release & Settlement Agreement ("R&S Agreement") wherein the parties agreed on the terms of settlement of the Outstanding Amount and the discharge of the PASB Charge. Under the R&S Agreement, the parties agreed that the Outstanding Amount comprise of the amount as set out in Table 1.

4. Under the R&S Agreement, the parties agreed that the interest ("Prescribed Interest") shall be payable on the Outstanding Amount at the rate of 1% above the BLR from the Effective Date (as defined in Note 2.1 of Table 1) until full settlement of the Outstanding Amount. The Outstanding Amount and the Prescribed Interest shall be paid as the manner set out in Table 2.

   The payment on the Effective Date of RM10,000,500 corresponds to cash consideration which Amsteel shall receive from SCB under the terms of the Proposals.

   Each instalment amount comprise the Prescribed Interest due up to the date of the relevant instalment, with the balance being applied as principal repayment of the Outstanding Amount. The twelfth instalment amount is an estimation only, and shall be an amount which shall fully settle all balance Outstanding Amount and the Prescribed Interest due.

   The 23.111 million SCB Shares which Amsteel shall receive from SCB under the terms of the Proposals, shall be charged to the Itochu Group as security for the payment of the 12 instalments under the R&S Agreement.

5. The R&S Agreement is subject to the satisfaction of various conditions precedent including, *inter-alia:*

   5.1 the resolution of the Directors of Amsteel to execute all power of attorney and documents in respect of the security arrangements under the R&S Agreement and to perform all obligations contained in such security documents; and

   5.2 the High Court granting an order under Section 176 of the Companies Act, 1965 sanctioning the proposed restructuring scheme for Amsteel group of companies, Lion Corporation Berhad group of companies, Lion Land Berhad group of companies, and Angkasa Marketing Berhad group of companies, which was first announced on 5 July 2000 and subsequently revised vide the announcements released on 19 October 2000, 8 October 2001 and 26 March 2002.

   Upon satisfaction of the conditions predecent set out in the R&S Agreement and satisfaction of the conditions predecent set out in the sale & purchase agreement for the Proposals apart from the discharge of the PASB Charge, the necessary documents would be executed to effect the discharge of the PASB Charge.

6. Shareholders are advised to refer to Amsteel's announcements dated 20 June 2001, 8 February 2002 and 7 August 2002 and the Circular to Shareholders dated 12 July 2002 for further information on the Proposals.

This announcement is dated 13 September 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

	RM' million
Construction Contract *(note 1)*	
Principal	82.454
Interest *(note 2)*	24.68
Retention Sum	6.00
Sub-total	113.134
Guarantee Fee Agreement *(note 3)*	
Fee	2.573
Total *(note 4)*	**115.707**

Notes:

1. *Refers to the agreement dated 23 May 1995 in respect of the construction of the Novotel Century Kuala Lumpur Hotel.*

2. *This amount is subject to adjustments, as further interest after 31 July 2002 shall be calculated as follows:*
   - 2.1 *interest at the rate of 1% above the base lending rate of Bank of Tokyo-Mitsubishi Malaysia Berhad ("BLR") shall be calculated on the sum of RM37.454 million from 1 August 2002 to the effective date under the R&S Agreement ("Effective Date");*
   - 2.2 *interest at the rate of 2% above the BLR shall be calculated on the sum of RM9 million from 1 August 2002 to the Effective Date; and*
   - 2.3 *interest at the rate of 0.5% above the BLR shall be calculated on the sum of RM36 million from 1 August 2002 to the Effective Date.*

3. *Pending full payment of the contract sum due for the construction of the Novotel Century Kuala Lumpur Hotel, PASB at the request of OJSB, procured financing for the construction of the said hotel from certain financiers. Under the Guarantee Fee Agreement dated 23 May 1995, Itochu agreed to guarantee the payment obligations of PASB under the aforesaid facilities in consideration of OJSB paying Itochu a guarantee fee.*

4. *The figure is for illustration purposes only and is based on the amount applicable as at 31 July 2002. The applicable amount shall be based on the amount outstanding as at the Effective Date.*

RHB Sakura Merchant Bankers Berhad Corporate Finance

Table 2

	Due Date	RM
Payment on Effective Date	Effective Date	10,000,500
First instalment	30 June 2003	7,000,000
Second instalment	31 December 2003	7,000,000
Third instalment	30 June 2004	8,500,000
Fourth instalment	31 December 2004	8,500,000
Fifth instalment	30 June 2005	10,000,000
Sixth instalment	31 December 2005	10,000,000
Seventh instalment	30 June 2006	11,500,000
Eighth instalment	31 December 2006	11,500,000
Ninth instalment	30 June 2007	14,118,500
Tenth instalment	31 December 2007	16,688,725
Eleventh instalment	30 June 2008	14,118,500
Twelfth instalment	31 December 2008	14,117,405

RHB Sakura Merchant Bankers Berhad Corp Finance

1 October 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Ok

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the General Announcement dated 13 September 2002, in relation to the following for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

Re: Amsteel Corporation Berhad -

i) Proposed disposal of 100% equity interest in Optima Jaya Sdn Bhd ("OJSB"), a wholly-ownedsubsidiary of Amsteel to SCB Developments Berhad ("SCB") for a consideration of RM150,000 to be settled pursuant to proposal (iii) below;

ii) Proposed assumption of certain liabilities of OJSB by Amsteel amounting to RM112,681,542 and waiver by Amsteel of RM87,244,640 owing by OJSB to Amsteel; and

iii) Proposed settlement by SCB of the consideration for the Proposed Disposal of RM150,000 and the net aggregate amount of RM113,850,000 owing by OJSB to Amsteel via a cash payment of RM10,000,500 and the balance of RM103,999,500 by an issue of 23,111,000 new ordinary shares of RM1.00 each in SCB valued at RM4.50 per SCB share.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL on 01-10-2002 06:07:41 PM
Submitted by AMSTEEL on 01-10-2002 06:14:08 PM
Reference No AA-021001-7A0E2

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note 4/2001 issued by the Kuala Lumpur Stock Exchange ("KLSE")

* **Contents :-**

In accordance with Paragraph 4.1(b) of PN4 and Paragraph 8.14 of the Listing Requirements of the KLSE, the Directors of Amsteel Corporation Berhad ("the Company") hereby announce that as at the date hereof :

1) the proposed group wide restructuring scheme announced on 5 July 2000, 8 October 2001 and 26 March 2002 ("Proposed GWRS") is still in progress; and

2) as announced on 16 September 2002, 18 September 2002 and 25 September 2002, the Company and certain of its subsidiary companies had obtained the approvals of their scheme creditors at the court-convened meetings held on 16 September 2002, 18 September 2002 and 25 September 2002 for the scheme of arrangement for the settlement of the debts owing to the scheme creditors to facilitate the Proposed GWRS.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

- 1 OCT 2002